EXHIBIT 5

[HOLLAND & KNIGHT LETTERHEAD]

October 18, 2005

Board of Directors
Universal Food & Beverage Company
3830 Commerce Drive
St. Charles, IL 60174

Re:	3,250,000 Shares Common Stock $.01 Par Value Form S-8 Registration Statement

Gentlemen:

As securities counsel for Universal Food & Beverage Company, a Nevada corporation (the "Company"), you have requested our opinion in connection with the preparation and filing with the United States Securities and Exchange Commission of a Registration Statement on Form S-8 (the "Registration Statement") registering 3,250,000 shares of the Company's common stock, $.01 par value per share, for issuance pursuant to that certain 2005 Compensation Plan for Outside Consultants (the "Plan"), which was made effective on October 1, 2005 and which is attached to the Registration Statement as an exhibit. The contents of the Registration Statement, with exhibits thereto, are hereby incorporated by reference.

We have examined such records and documents and made such examination of law as we have deemed relevant in connection with this opinion. Based on the foregoing, and subject to the caveat identified below, we are of the opinion that the 3,250,000 shares covered by said Registration Statement, when issued in accordance with the terms of the Plan and the Prospectus forming a part of the Registration Statement, will be legally issued, fully-paid and non-assessable.  Moreover, our opinion is limited to the due issuance of such shares covered by the Registration Statement and the Plan that are issued for services deemed to be permissible pursuant to SEC Release No. 33-7647 (February 25, 1999).

We hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement.

Sincerely, HOLLAND & KNIGHT LLP